EXHIBIT 99.1

Departure of Chief Financial Officer; Appointment of new Principal Financial Officer.

On May 3, 2015, B Communications Ltd. (the “Company”) appointed Itzik Tadmor as its new Principal Financial Officer, Replacing Ehud Yahalom, the company's CFO who was with the company for the past four years, and is leaving the Company to pursue other ventures.

Mr. Yahalom’s  departure did not arise from any disagreement on any matter relating to the operations, policies or practices of the Company.

Mr. Tadmor has been the Company’s controller for the past three years. Prior to joining the Company, Mr. Tadmor worked at PriceWaterhouseCoopers (PwC) for five years. Mr. Tadmor received a bachelor degree in accounting and economics and an M.B.A. degree from Tel-Aviv University. Mr. Tadmor is also a certified public accountant in Israel.